Exhibit 4

ANNUAL GENERAL MEETING OF SHAREHOLDERS
AFFIMED N.V.

to be held on Tuesday, June 9, 2015 at 15.00 hrs. (CET) at Hilton Amsterdam Airport Schiphol, Schiphol Boulevard 701, 1118 BN Schiphol, The Netherlands.

Agenda
1.	Opening	Non-voting
2.	Overview of the Company’s business, financial situation and sustainability	Non-Voting
3.	Discussion of the Remuneration Policy for the Management Board (the “Remuneration Policy”) for the financial year 2014	Non-Voting
4.	Discussion of the 2014 Statutory Annual Report and proposal to adopt the financial statements for the financial year 2014, as prepared in accordance with Dutch law	Voting item
5.	Clarification of the Company’s reserves and dividend policy	Non-Voting
6.	Discharge of the managing directors for their management during the financial year 2014	Voting item
7.	Discharge of the supervisory directors for their supervision during the financial year 2014	Voting item
8.	Appointment of a new supervisory director: Dr. Ulrich M. Grau	Voting item
9.	Appointment of the auditor for the financial year 2015	Voting item
10.	Authorization to acquire shares	Voting item
11.	Any other business	Non-Voting
12.	Closing	Non-Voting

Explanatory Notes to the Agenda

1	Opening

2	Overview of the Company’s business, financial situation and sustainability

This agenda item includes an account of the Company’s business and financial situation during the financial year 2014.

3	Discussion of the Remuneration Policy for the Management Board (the “Remuneration Policy”) for the financial year 2014

In accordance with Article 2:135 (5a) of the Dutch Civil Code, the execution of the Remuneration Policy in 2014, as outlined in the Company's 2014 Statutory Annual Report, will be discussed.

4	Discussion of the 2014 Statutory Annual Report and proposal to adopt the financial statements for the financial year 2014, as prepared in accordance with Dutch law

The Company has prepared its financial statements in accordance with Dutch law and International Financial Reporting Standards ("IFRS") (“Statutory Annual Accounts”).

For internal and external reporting purposes, the Company follows IFRS. IFRS is the Company’s primary accounting standard. The Statutory Annual Accounts are the annual accounts that are being submitted to the general meeting for adoption.

KPMG N.V. has audited the Statutory Annual Accounts and has issued an auditor's report thereon.

It is proposed to adopt the Statutory Annual Accounts for the financial year 2014.

The Statutory Annual Accounts as prepared in accordance with Dutch law, are published on the Company’s website and are also available from the Company.

5	Clarification of the Company’s reserves and dividend policy

The Management Board will give an explanation of the Company’s reserves and dividend policy as outlined in the Company’s 2014 Statutory Annual Report.
6	Discharge of the managing directors for their management during the financial year 2014

It is proposed to discharge the managing directors from all liability in respect of the performance of their management duties during the financial year 2014.

7	Discharge of the supervisory directors for their supervision during the financial year 2014

It is proposed to discharge the supervisory directors from all liability in respect of the performance of their supervision duties during the financial year 2014.

8	Appointment of a new supervisory director: Dr. Ulrich M. Grau

The term of appointment of Dr. Frank Mühlenbeck as supervisory director will end at the end of this general meeting. In replacement of Dr. Mühlenbeck, the Supervisory Board has resolved in its meeting of March 19, 2015, on the recommendation of the nominating and corporate governance committee, to nominate Dr. Ulrich M. Grau for appointment as Supervisory Board director for a term ending at the end of the annual general meeting of the Company to be held in 2018. The nomination of Dr. Grau is made in accordance with article 7.6.2. of the Company's articles of association.

Dr. Grau was born in Stuttgart, Germany, has the German and US nationality and has served as an advisor to our board since May 2013. He has over 30 years of experience in the biotechnology and pharmaceutical industries including general management, business development, corporate strategy and the development of new products and technologies. Dr. Grau was Chief Operating Officer at Micromet from 2011 to 2012. Between 2006 and 2010, Dr. Grau was a founder, President and CEO of Lux Biosciences, Inc., a clinical stage ophthalmic company. Previously, Dr. Grau served as President of Research and Development at BASF Pharma/ Knoll where he directed a global R&D organization whose development pipeline included Humira. The majority of his career was at Aventis Pharma, where he last held the position of senior VP of global late stage development. Lantus® is based on his inventions made during his early years as a scientist with Hoechst AG. Dr. Grau received his Ph.D. in chemistry and biochemistry from the University of Stuttgart and spent three years as a post-doctoral fellow at Purdue University in the field of protein crystallography.

The Supervisory Board nominates Dr. Grau for appointment as a member of the Supervisory Board particularly because of Dr. Grau’s extensive experience in the fields of business development, corporate strategy and the development of new products and technologies.

Dr. Grau's experience and background fit very well in the profile the Supervisory Board drafted for this position. The appointment of Dr. Grau will be for a maximum term of three years, with the possibility to extend for consecutive terms of a maximum of four years, up to a total maximum term of twelve years.

Dr. Grau does not hold any shares in the capital of the Company.

9	Appointment of the auditor for the financial year 2015

It is proposed to appoint KPMG N.V. as auditor of the annual accounts of the Company for the financial year ending December 31, 2015.

10	Authorization to acquire shares

On September, 12, 2014, with effect from September 17, 2014, the Management Board was authorised at the general meeting to acquire shares in the Company's own share capital for a period of eighteen months. The general meeting is requested to renew this authorisation for a period of eighteen months, being the maximum term permitted by Dutch law.

The purpose of the proposal is to create flexibility to return capital to the shareholders Furthermore the authorization can be used to acquire common shares to cover the Company's obligations related to share-based remuneration. Repurchased common shares may also be used to cover other obligations of the Company to deliver common shares.

It is proposed to authorize the Management Board, subject to the approval by the Supervisory Board, for a period of 18 months, with effect from June 9, 2015, to acquire common shares, on NASDAQ or otherwise, at a price between the nominal value and a price equal to 110% of the market price of the common shares on NASDAQ; the market price being the average of the closing prices on the five trading days prior to the date of the acquisition.

The number of common shares the Company may acquire and hold, will not exceed 10% of the issued share capital per June 9, 2015. In case of repurchase for capital reduction purposes, the number of common shares that the Company may acquire and hold will be increased with an additional 10% of such issued share capital. The higher maximum of common shares that may be held is intended to allow the Management Board to execute such share repurchase programs in an efficient and expedited manner.

11	Any other business

12	Closing

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